UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13G



                  Under the Securities Exchange Act of 1934

                             (Amendment No. 12)*



                          Quick & Reilly Group, Inc.
                               (Name of Issuer)


                    Common Stock, par value $.10 per share
                        (Title of Class of Securities)


                                 748376 10 0
                                (CUSIP Number)

                            ______________________

  Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


  ______________________

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 13 pages

                                 SCHEDULE 13G

  CUSIP No. 748376100                             PAGE   2   OF  13   PAGES

   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Trust under agreement dated March 1, 1978 between Leslie Quick, Jr., as Grantor and Leslie Quick, Sr. and Henry P. Kilroy as Trustees, as modified to reflect changes in such Trustees (the "Trust")

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ___
                                                            (b) ___

   3      SEC USE ONLY

   4      CITIZENSHIP OR PLACE OF ORGANIZATION
               New York

                 5      SOLE VOTING POWER             None
    NUMBER OF
     SHARES
   BENEFICIALLY  6      SHARED VOTING POWER            1,589,691
      OWNED
     BY EACH     7      SOLE DISPOSITIVE POWER        None
    REPORTING
     PERSON      8      SHARED DISPOSITIVE POWER       1,589,691
      WITH


   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
              1,589,691
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW          ___
          (9) EXCLUDES CERTAIN SHARES*

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              14.4%

   12     TYPE OF REPORTING PERSON*

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G

  CUSIP No. 748376 10 0                          PAGE   3   OF   13   PAGES
   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Richard G. Brodrick

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ___
                                                            (b) ___

   3      SEC USE ONLY

   4      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America

                5      SOLE VOTING POWER                   2,152
    NUMBER OF
     SHARES     6      SHARED VOTING POWER             1,589,691
   BENEFICIALLY
     OWNED
     BY EACH    7      SOLE DISPOSITIVE POWER              2,152
    REPORTING
     PERSON     8      SHARED DISPOSITIVE POWER        1,589,691
      WITH


   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
              1,591,843
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW          ___
          (9) EXCLUDES CERTAIN SHARES*

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              14.4%

   12     TYPE OF REPORTING PERSON*

          IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G

  CUSIP No. 748376 10 0                          PAGE   4   OF   13   PAGES

   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Charles A. Quick

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ___
                                                            (b) ___

   3      SEC USE ONLY

   4      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America

                5      SOLE VOTING POWER             None
    NUMBER OF
     SHARES     6      SHARED VOTING POWER            1,589,691
   BENEFICIALLY
      OWNED
     BY EACH    7      SOLE DISPOSITIVE POWER        None
    REPORTING
     PERSON     8      SHARED DISPOSITIVE POWER       1,589,691
      WITH


   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
              1,589,691
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW          ___
          (9) EXCLUDES CERTAIN SHARES*

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              14.4%

   12     TYPE OF REPORTING PERSON*

               IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G

  CUSIP No. 748376 10 0                          PAGE   5   OF   13   PAGES

   1      NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Leslie C. Quick III

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ___
                                                            (b) ___

   3      SEC USE ONLY

   4      CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America


                5      SOLE VOTING POWER                     278,315
    NUMBER OF
     SHARES     6      SHARED VOTING POWER                 1,589,691
   BENEFICIALLY
      OWNED
     BY EACH    7      SOLE DISPOSITIVE POWER                278,315
    REPORTING
     PERSON     8      SHARED DISPOSITIVE POWER            1,868,006
      WITH


   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
              1,868,006
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW          ___
          (9) EXCLUDES CERTAIN SHARES*

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              16.9%

   12     TYPE OF REPORTING PERSON*

               IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No. 748376 10 0                                  Page 6 of 13 pages


  Item 1    (a)  Name of Issuer

                 The Quick & Reilly Group, Inc.

            (b)  Address of Issuer's Principal Executive Offices

                 230 South County Road, Palm Beach, Florida  33480

  Item 2    (a)  Name of Person Filing

                 See Item 1 of the second part of the cover page. This statement is filed on behalf of all persons so identified, each of whom hereby agrees that this statement shall be so filed on behalf of each of them.

            (b)  Address of Principal Business Office or, if none,
                 Residence

                 For Richard G. Brodrick:

                      Kelley Drye & Warren
                      Two Stamford Plaza
                      281 Tresser Boulevard
                      Stamford, Connecticut  06901

                 For Charles A. Quick:

                      66 Paseo Mirasol
                      Tiburon, California  94920

                 For Leslie C. Quick III:

                      3 Morton Lane
                      Warren, New Jersey  07059

                 For the Trust:

                      c/o The Quick & Reilly Group, Inc.
                      230 South County Road
                      Palm Beach, Florida  33480

            (c)  Citizenship

                 See Item 4 of the second part of the cover page.

            (d)  Title of Class of Securities

                 Common Stock, par value $.10 per share.

            (e)  CUSIP Number

  CUSIP No. 748376 10 0                                  Page 7 of 13 pages


                 748376 10 0

  Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)  ___  Broker or dealer registered under Section 15 of the
                      Act,

            (b)  ___  Bank as defined in Section 3(a)(6) of the Act,

            (c)  ___  Insurance Company as defined in Section 3(a)(19) of the Act,

            (d)  ___  Investment Company registered under Section 8 of the
                      Investment Company Act,

            (e)  ___  Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940,

            (f)  ___  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

            (g)  ___  Parent Holding Company, in accordance with Rule 13d-
                      1(b)ii)(G); see Item 7,

            (h)  ___  Group, in accordance with Rule 13d-1(b)(l)(ii)(H).

  Item 4    Ownership

            (a)  Amount Beneficially Owned

                 See Item 9 of the second part of the cover page.

            (b)  Percent of Class

                 See Item 11 of the second part of the cover page.

            (c)  Number of shares as to which such person has:

                   (i)     sole power to vote or to direct the vote:  See
                           Item 5 of the second part of the cover page.

                  (ii)     shared power to vote or to direct the vote:
                           See Item 6 of the second part of the cover page.

                 (iii)     sole power to dispose or to direct the
                           disposition of: See Item 7 of the second part of the cover page.

  CUSIP No. 748376 10 0                                  Page 8 of 13 pages


                 (iv) shared power to dispose or to direct the disposition
                      of: See Item 8 of the second part of the cover page.

  Item 5    Ownership of Five Percent or Less of a Class

            Not applicable.

  Item 6    Ownership of More than Five Percent on Behalf of Another
  Person

            Not applicable.

  Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

  Item 8    Identification and Classification of Members of the Group

            Not applicable.

  Item 9    Notice of Dissolution of Group

            Not applicable.

  Item 10   Certification

            Not applicable.

  CUSIP No. 748376 10 0                                 Page 9 of 13 pages


  THIS DOCUMENT HAS BEEN SIGNED IN COUNTERPART
  ____________________________________________

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  /s/Richard G. Brodrick                                 2/13/95
  _______________________                                __________
  Richard G. Brodrick                                    Date


  /s/Charles A. Quick                                    2/13/95
  _______________________                                __________
  Charles A. Quick                                       Date


  /s/Leslie C. Quick III                                 2/13/95
  _______________________                                __________
  Leslie C. Quick III                                    Date





                      TRUST UNDER AGREEMENT DATED MARCH 1, 1978 BETWEEN LESLIE C.QUICK, JR., AS GRANTOR,
                      AND HENRY P. KILROY AND LESLIE C. QUICK, SR., AS TRUSTEES, AS MODIFIED TO REFLECT CHANGES IN SUCH TRUSTEES.


                      By /s/Richard G. Brodrick                   *
                         __________________________________________
                         Richard G. Brodrick, as Trustee


                      By /s/Charles A. Quick                      *
                         __________________________________________
                         Charles A. Quick, as Trustee


                      By /s/Leslie C. Quick III                  *
                         __________________________________________
                         Leslie C. Quick III, as Trustee

  CUSIP No. 748376 10 0                                 Page 10 of 13 pages




  *All of the Trustees of the Trust disclaim beneficial ownership of all securities owned or held by the Trust.